UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 06)*

STEEL PARTNERS HOLDINGS L.P.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85814R107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85814R107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ENTRUST GLOBAL PARTNERS L L C 13-4021839

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1,701,256

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1,701,256

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,701,256

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CUSIP No.	85814R107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EnTrust Global Partners Offshore LP 90-0644478

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1,701,256

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1,701,256

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,701,256

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

CUSIP No.	85814R107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gregg S. Hymowitz 000000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1,701,256

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1,701,256

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,701,256

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.80%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

Item 1.

(a)	Name of Issuer
STEEL PARTNERS HOLDINGS L.P.

(b)	Address of Issuer’s Principal Executive Offices
590 Madison Avenue 32nd Floor New York, NY 10022

Item 2.

(a)	Name of Person Filing

This statement is being filed jointly by (i) EnTrust Global Partners L L C, a Delaware limited liability company ("Partners"); (ii) EnTrust Global Partners Offshore LP, a Delaware limited partnership ("Offshore"); and (iii) Mr. Gregg S. Hymowitz, who serves as the Chairman & Chief Executive Officer of Partners and Offshore. Partners, Offshore and Gregg S. Hymowitz are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons."

(b)	Address of Principal Business Office or, if none, Residence

EnTrust Global Partners L L C
375 Park Avenue
24th Floor
New York, NY 10152

EnTrust Global Partners Offshore LP
375 Park Avenue
24th Floor
New York, NY 10152

Gregg S. Hymowitz
375 Park Avenue
24th Floor
New York, NY 10152

(c)	Citizenship
Partners and Offshore are organized under the laws of Delaware. Mr. Hymowitz is a United States citizen.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
85814R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☒	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,701,256

(b)	Percent of class: 6.80%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,701,256

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,701,256

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reported securities owned by Partners, Offshore, and Mr. Hymowitz are beneficially owned by Partners and Offshore (on behalf of numerous private investment funds including EnTrust Capital Diversified Fund, Ltd which held 1,493,264, which represents 5.97% of the Issuer's shares). Each of Partners, Offshore, and Mr. Hymowitz may be deemed to possess the power to vote and dispose or direct the disposition of the reported securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

See Item 2.

1. Partners and Offshore are registered investment advisers. Mr. Hymowitz is the control person of the investment advisers.

2. EnTrust Global Partners L L C is the general partner and investment manager of multiple private investment funds, subject to the overall control of the Chief Executive Officer, Mr. Hymowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such funds.

3. EnTrust Global Partners Offshore LP is the investment manager of one or more private funds subject to the overall control of the Chief Executive Officer, Mr. Hymowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities helf on behalf of such funds.

4. Gregg S. Hymowitz is the Chief Executive Officer of Partners and Offshore, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EnTrust Global Partners L L C

Date: February 14, 2020	By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Chairman & Chief Executive Officer

EnTrust Global Partners Offshore LP

Date: February 14, 2020	By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Chairman & Chief Executive Officer

Gregg S. Hymowitz

Date: February 14, 2020	By:	/s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Chairman & Chief Executive Officer

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)